Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of April 27, 2017, setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through June 30, 2017.

2017

Engle progeny

April	0

May	3

June	3

As of April 27, 2017, there were no Engle progeny cases in trial.

Other Individual Smoking & Health

April	0

May	0

June	0

As of April 27, 2017, there were no non-Engle progeny cases in trial.